Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Astrotech Corporation

Austin, Texas

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-227963 and 333-226060) and Form S-8 (Nos. 333-222623, 333-200706, 333-151752, 333-43159, 333-43181, and 333-36779) of Astrotech Corporation of our report dated September 25, 2018, relating to the consolidated financial statements, which appears in this Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

BDO USA, LLP

Dallas, Texas

September 30, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.